SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 (Rule 13d-2(a))

                              (Amendment No. 8)(1)


                        PRICE COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    741437305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Copy to:

Mr. Edward Grinacoff
Sandler Capital Management                Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor              750 Lexington Avenue
New York, New York 10153                  New York, New York 10022
Telephone (212) 754-8100                  Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                 July 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   -1 of 18-

CUSIP No. 741437305                    13D                   Page 2 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Sandler Capital Management


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         762,997 shares                                    1.5%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares                                            0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         762,997 shares                                    1.5%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares                                            0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 762,997 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      1.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -2 of 18-

CUSIP No. 741437305                    13D                   Page 3 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Michael J. Marocco


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                            0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,296,895 shares                                  2.5%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                            0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,296,895 shares                                  2.5%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,296,895 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      2.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -3 of 18-

CUSIP No. 741437305                    13D                   Page 4 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           John Kornreich


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                           United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                            0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,452,364 shares                                  2.8%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                            0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,452,364 shares                                  2.8%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 1,452,364 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      2.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -4 of 18-

CUSIP No. 741437305                    13D                   Page 5 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Harvey Sandler


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         885,686 shares                                    1.7%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,304,895 shares                                  2.6%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         885,686 shares                                    1.7%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,304,895 shares                                  2.6%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,190,581 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      4.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -5 of 18-

CUSIP No. 741437305                    13D                   Page 6 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Andrew Sandler


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                            0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,296,895 shares                                  2.5%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                            0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,296,895 shares                                  2.5%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,296,895 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      2.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -6 of 18-

CUSIP No. 741437305                    13D                   Page 7 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Phyllis Sandler


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                            United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,000 shares                                     0.02%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    885,686 shares                                    1.7%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,000 shares                                     0.02%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    885,686 shares                                    1.7%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 893,686 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      1.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -7 of 18-

CUSIP No. 741437305                    13D                   Page 8 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Sandler Associates


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         533,898 shares                                    1.0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares                                            0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         533,898 shares                                    1.0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares                                            0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 533,898 share

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      1.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -8 of 18-

CUSIP No. 741437305                    13D                   Page 9 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 J.K. Media L.P.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         155,469 shares                                    0.3%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares                                            0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         155,469 shares                                    0.3%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares                                            0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 155,469 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -9 of 18-

CUSIP No. 741437305                    13D                  Page 10 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Douglas Schimmel


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                           United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                            0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,296,895 shares                                  2.5%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                            0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,296,895 shares                                  2.5%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,296,895 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      2.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -10 of 18-

CUSIP No. 741437305                    13D                  Page 11 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Hannah Stone


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                           United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                            0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,296,895 shares                                  2.5%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                            0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,296,895 shares                                  2.5%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,296,895 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      2.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -11 of 18-

CUSIP No. 741437305                    13D                  Page 12 of 18  Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    David Lee


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                           United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                            0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,296,895 shares                                    2.5%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                             0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,296,895 shares                                   2.5%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,296,895 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      2.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -12 of 18-

     This  statement,  dated July 30, 1999,  constitutes  Amendment No. 8 to the
Schedule 13D, dated October 6, 1997, regarding the reporting persons ownership of certain securities of Price Communications Corporation (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 8 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the additional securities was the general working capital in the personal investment accounts of Harvey Sandler and Phyllis Sandler.

     The amount of funds used in acquiring the shares of Common Stock is set forth below:

                                 Number of Shares            Purchase Price
                                 ----------------            --------------
Harvey Sandler                        32,000                    $450,998
Phyllis Sandler                        8,000                    $114,810

ITEM 4. Purpose of Transaction.

     The reporting persons acquired their securities for the purposes of investment.

     Other than the reporting persons purchase or sale of additional securities of the Issuer, no reporting person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 51,279,089 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 1999) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of July 30, 1999:


                                   -13 of 18-

                                      Shares of            Percentage of Shares
                                    Common Stock             of Common Stock
    Name                         Beneficially Owned(2)     Beneficially Owned(2)
    ----                         ---------------------     ---------------------

Sandler Capital Management          762,997 (3)                   1.5%
Michael J. Marocco                1,296,895 (3)(4)(5)             2.5%
John Kornreich                    1,452,364 (3)(4)(5)(6)          2.8%
Harvey Sandler                    2,190,581 (3)(4)(5)(7)(8)       4.3%
Andrew Sandler                    1,296,895 (3)(4)(5)             2.5%
Phyllis Sandler                     893,686 (4)(7)(8)             1.7%
Sandler Associates                  533,898 (5)                   1.0%
J.K. Media L.P.                     155,469 (6)                   0.3%
Douglas Schimmel                  1,296,895 (3)(4)(5)             2.5%
Hannah Stone                      1,296,895 (3)(4)(5)             2.5%
David Lee                         1,296,895 (3)(4)(5)             2.5%


     (b) By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock and Warrants with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 762,997 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 1.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 1,296,895 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.5% of the outstanding Common Stock.

--------
2    Includes shares of Common Stock issuable upon the exercise of the Warrants.

3 Includes 762,997 shares of Common Stock owned by SCM. SCM disclaims beneficial ownership of 679,014 shares of Common Stock and 83,983 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

4 The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

5    Includes 533,898 shares of Common Stock owned by Sandler Associates.

6    Includes 155,469 shares of Common Stock owned by J.K. Media.

7    Includes 885,686 shares of Common Stock owned by Harvey Sandler.

8    Includes 8,000 shares of Common Stock owned by Phyllis Sandler.


                                   -14 of 18-

     By virtue of being the majority shareholder of Four JK Corp., a general partner of Sandler Associates and a general partner of J.K. Media L.P., John Kornreich may be deemed to have shared power to vote and to dispose of 1,452,364 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.8% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp., a general partner of Sandler Associates and the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 1,304,895 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.6% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 885,686 shares of Common Stock, representing approximately 1.7% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ALCR Corp. and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,296,895 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.5% of the outstanding Common Stock.

     By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 885,686 shares of Common Stock, representing approximately 1.7% of the outstanding Common Stock. Phyllis Sandler has sole power to vote and to dispose of 8,000 shares of Common Stock, representing approximately 0.02% of the outstanding Common Stock.

     Sandler Associates has sole power to vote and to dispose of 533,898 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

     J.K. Media has sole power to vote and to dispose of 155,469 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

     By virtue of being the sole shareholder of SERF Corp. and a general partner of Sandler Associates, Douglas Schimmel may be deemed to have shared power to vote and to dispose of 1,296,895 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of TERPSI Corp. and a general partner of Sandler Associates, Hannah Stone may be deemed to have shared power to vote and to dispose of 1,296,895 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of JIRAKAL Corp. and a general partner of Sandler Associates, David Lee may be deemed to have shared power to vote and to dispose of 1,296,895 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 2.5% of the outstanding Common Stock.


                                   -15 of 18-

     (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from June 1, 1999 through July 30, 1998, inclusive:

                                                  Number of
                                Purchase or       Shares of         Purchase or
     Name of Shareholder         Sale Date        Common Stock      Sale Price
     -------------------         ---------        Purchased or      ----------
                                                  (Sold)
                                                  ------


Sandler Associates               06/04/99         (50,000)          $14.00
                                 07/2/99          (50,000)          $15.2125
                                 07/10/99         (20,000)          $16.4851

Sandler Capital Management       06/03/99         (30,000)          $14.00
                                 07/16/99         (30,000)          $16.4851

Harvey Sandler                   06/23/99          10,000           $13.625
                                 06/24/99          10,000           $13.75
                                 07/29/99         (50,000)          $17.9446

Phyllis Sandler                  06/11/99          1,000            $14.812
                                 06/11/99          2,000            $15.000
                                 06/23/99          2,000            $12.812
                                 06/24/99          2,000            $13.312
                                 07/30/99          1,000            $17.75

     All purchases and sales of shares of Common Stock were effected in open market transactions on the American Stock Exchange.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Effective upon the Issuer issuing approximately 17,200,000 shares of its Common Stock in exchange for its subsidiary's notes and accreted interest, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.


                                   -16 of 18-

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Dated: September 1, 1999


                                        /s/ Michael J. Marocco
                                        ----------------------------------------
                                        Michael J. Marocco


                                        /s/ John Kornreich
                                        ----------------------------------------
                                        John Kornreich


                                        /s/ Harvey Sandler
                                        ----------------------------------------
                                        Harvey Sandler


                                        /s/ Andrew Sandler
                                        ----------------------------------------
                                        Andrew Sandler


                                        /s/ Douglas Schimmel
                                        ----------------------------------------
                                        Douglas Schimmel


                                        /s/ Hannah Stone
                                        ----------------------------------------
                                        Hannah Stone


                                        /s/ David Lee
                                        ----------------------------------------
                                        David Lee


                            SANDLER CAPITAL MANAGEMENT

                            By:   ARH Corp.


                                  By:   /s/ Edward Grinacoff
                                        ----------------------------------------
                                        Name: Edward Grinacoff
                                        Title: Secretary and Treasurer


                                        /s/ Phyllis Sandler
                                        ----------------------------------------
                                        Phyllis Sandler


                                   -17 of 18-

                            SANDLER ASSOCIATES


                                        By:   /s/ Andrew Sandler
                                              ----------------------------------
                                              Name: Andrew Sandler
                                              Title: General Partner

                            J.K. MEDIA L.P.


                                        By:  /s/ John Kornreich
                                              ----------------------------------
                                              Name: John Kornreich
                                              Title: General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   -18 of 18-